Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

30 January 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **19 page to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
December Quarterly Report
dated 30 January 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

HERALD RESOURCES LIMITED
QUARTERLY REPORT
DECEMBER 2003

HIGHLIGHTS FOR THE QUARTER

Base Metals

Dairi

- Improved metal prices dramatically enhance project economics
- Bankable feasibility study well underway
- Infill drilling equal or better to expectations

Gold

Coolgardie

- Gold production and profitability increase

Meluak

- Low-key work resumed
- Extent of Gajah Mas (Golden Elephant) anomaly defined

Corporate

- Macquarie Bank provides $3M corporate finance facility for Dairi Project

www.herald.net.au

www.coronagold.net

BASE METALS

DAIRI ZINC/LEAD PROJECT


MEDAN
DAIRI
INDONESIA
SUMATRA

Herald	80%
PT Aneka Tambang ("Antam")	20%

EFFECT OF HIGHER METAL PRICES

The table below shows the key findings of the Dairi Pre-feasibility Study, (completed in July 2003), comparing results obtained by using the original metals prices versus those at present.

As the table indicates, the project is very sensitive to metal prices, and the economics are dramatically improved when using today's prices.

All amounts are in **$US** and figures are project totals.

	Original	Present
Zinc Price	$885/tonne	**$1,040/tonne**
Lead Price	$520/tonne	**$740/tonne**
Gross saleable metal	$904M	**$1,124M**
Net operating cash flow (pre-tax)	$228M	**$385M**
DCF calculations (pre-tax)		
Ungeared		
Net present value of project @ 10%	$61M	**$151M**
Internal rate of return	31%	**58%**
Payback period	2.8 years	**1.8 years**
Geared		
Net present value of project @ 10%	$59M	**$150M**
Return on equity	52%	**109%**
Equity recovery period	2.3 years	**1.0 years**

BASE METALS

BANKABLE FEASIBILITY STUDY (BFS)

BFS commenced in early October 2003 with the start of a 7000-8000m infill diamond drilling program, which is designed to elevate the current resources to measured status, and firm up the understanding of the deposit geometry. It is also intended to obtain bulk metallurgical testwork samples to help refine the concentrator process; to enable more detailed geotechnical study of the deposit's wallrocks; and to carry out a hydrological survey of the mining environment. On completion of the program, an independent resource reassessment will be carried out enabling remodelling for mine planning, scheduling and costing.

The Prefeasibility Study, completed in July 2003, was based on the mining of the Anjing Hitam ore reserve, then determined to be **6.324Mt @ 16.0% Zn, 9.9% Pb or 21.5% Zn equivalent,** from the Main Mineral Horizon **(MMH).** That study's estimated output of **total payable metal** for the life of mine was about **745,000t zinc and 471,000t lead**. The current study will also investigate the possibility of extracting some of the Upper Mineral Horizon material.

Diamond drilling to date has been concentrated at the northern and central parts of the deposit and the results to date have been more or less in keeping with expectations, with the exception of **several holes intersecting significantly greater than expected thicknesses.** The drilling results received to date are tabulated overleaf.

ZINC PRICE
I year chart
(US$/tonne)


1100
1000
900
800
700
30/01/2003 31/03/2003 30/05/2003 29/07/2003 27/09/2003 26/11/2003 25/01/2004
Date

LEAD PRICE
I year chart
(US$/tonne)


800
700
600
500
400
30/01/2003 31/03/2003 30/05/2003 29/07/2003 27/09/2003 26/11/2003 25/01/2004
Date

BASE METALS

Dairi Project Sopokomil Prospect – Anjing Hitam Sector										
	Local Grid									
Hole	North	East	Dip/Azim (mag)	From (m)	To (m)	Length (m)	Zinc (%)	Lead (%)	Silver (g/t)	Horizon
SOP88D	9985	5010	60/122	53.0	55.9	2.9	13.8	7.4	7	UMH
SOP88D	9985	5010	60/122	75.7	119.2	43.5	13.8	7.2	6	MMH
SPO88D	9985	5010	60/122	123.9	125.7	1.8	13.8	5.5	11	LMH
SOP89D	9985	5010	90/-	51.9	56.1	4.2	21.3	11.3		MMH
SOP90D	9800	5125	64.5/202	152.1	167.9	15.8	20.7	13.5	20	MMH
SOP91D	9800	5125		182.9	189.1	6.2	16.3	10.5	17	UMH
SOP91D	9800	5125		205.2	220.5	15.3	17.3	11.3	5	MMH
SOP92D	9800	5125	76.5/247.5	148.3	154.7	6.4	20.4	13.9	20	MMH
SOP94D	9700	5070	58.5/090	347.8	350.3	2.5	5.0	3.2	18	*MMH
SOP95D	9700	5080	67.5/070.5	216.0	220.3	4.3	8.4	4.3	4	UMH?
SOP95D	9700	5080	67.5/070.5	236.3	247.6	11.3	12.0	2.9	9	EMH?
SOP95D	9700	5080	67.5/070.5	262.5	295.3	32.8	15.5	7.5	7	MMH
SOP96D	9700	5070	85/069.5	168.1	185.5	17.4	NA	NA	NA	MMH
SOP97D	9900	5096	64/320	108.5	109.7	1.2	14.4	7.9	10	UMH
SOP97D	9900	5096	64/320	118.5	134.9	16.4	8.6	5.5	8	MMH
SOP98D	9900	5095	58/202.5	118.2	141.4	23.2	20.3	11.9	17	MMH
SOP99D	9900	5095		145.5	147.5	2.0	NA	NA	NA	UMH
SOP99D	9900	5095		165.8	173.5	7.7	NA	NA	NA	EMH
SOP99D	9900	5095		184.3	196.5	12.2	NA	NA	NA	MMH
SOP100D	9690	5052	67.5/177.5	154.8	183.4	29.6	NA	NA	NA	MMH
SOP102D	9690	5052	66/102.5	201.9	204.6	2.7	NA	NA	NA	UMH
SOP102D	9690	5052	66/102.5	234.6	265.7	31.1	NA	NA	NA	MMH
SOP104D	9795	5002	82/250	120.0	127.1	7.1	NA	NA	NA	UMH
SOP104D	9795	5002	82/250	139.0	149.4	10.4	NA	NA	NA	MMH

N.B.
UMH = Upper Mineral Horizon
MMH = Main Mineral Horizon
EMH = Eastern Mineral Horizon
LMH = Lower Mineral Horizon
NA = Assay results not yet available

* Deviated too far downdip

Holes SOP93D,101D & 103D did not penetrate to mineral horizons.

BASE METALS

As part of the metallurgical testwork studies, an initial batch of 883kg of wide diameter core was sent to Perth in November, some for determination of crushing and grinding parameters. The balance will be added to a reserve of material for pilot scale testwork. A representative batch of about 700kg of mineralisation from nine of the recent holes was being dispatched in late January for definitive flotation testwork.

AMC Consultants Pty Ltd has been appointed to undertake detailed mining scheme design, planning and scheduling for the underground mine. To initiate the work, one of their senior geotechnical engineers visited the site in early December.

An environmental impact assessment study was commenced by a subsidiary of the worldwide URS group in September. This involves close liaison with local stakeholders and senior Provincial and Regency authorities to help draw up the terms of reference. **Local authorities have expressed a high degree of support and encouragement for the project, as perhaps the most advanced new metalliferous project in the Province, where the mining industry is hoped to add significantly to the economy.**

A detailed site geotechnical survey will be carried out by consultant engineers Knight Piesold Pty Ltd in order to allow safe siting of the concentrator, site roads, tailings dam (although the bulk of the tailings will be placed underground as cemented paste backfill), and campsite.

A more comprehensive study of the various transportation options will be carried out to improve on that used in the Prefeasibility Study. The Provincial Government has expressed a desire to develop a new west coast port to facilitate our concentrate shipments, along with other provincial exports. This option bears careful consideration, depending on the amount of financial support available. The possibility of a slurry pipeline to carry concentrates to the west coast is one of the main options to be investigated.

BASE METALS



4800E
5200E
5400E
BASECAMP
10400N
10400N
JULU 1
PROJECTION OF
MAIN SEDEX HORIZON
Metal Factors
(Zinc equivalent % x width)
> 500
200 - 500
100 - 200
30 - 100
10 - 30
< 10
Dagang siltstone
Julu silty carbonaceous shale
Jehe dolostone
Interpreted Sedex Trace
Interpreted Fault
Massive sulphide outcrops
2003-4 Drill holes
ZONE OF
MINERALISATION
10200N
TERRY
UPPER HORIZON
10000N
JULU2
9800N
9800N
9600N
9600N
ANJING HITAM
MAIN HORIZON
LOCAL
GRID
UTM
GRID
0
100
200 metres

SOPOKOMIL PROSPECT
ANJING HITAM AREA
DRILL HOLE LOCATIONS

BASE METALS


4900E
5000E
5100E
5200E
900mRL
800mRL
700mRL
600mRL
500mRL
DA
JU
JE
9m@16.1/9.0
11m@17.9/10.
4m@12.6/8.6
5.6m@4.7/2.6
1.5m@19.1/11.9
4.3m@8.4/4.3
11.3m@12.0/2.9
36.4m@18.1/11
2.8m@15.5/7.5
1.9m@23.3/15.2
SOP68D
SOP31D
SOP108D
SOP30D
SOP96D
SOP32D
SOP80D
SOP33D
LEGEND
DA Dagang: siltstones, dolomitic siltstones
JU Julu: carbonaceous shales, calc-siltstones
Massive sulphide horizons
JE Jehe: massive dolomite
Width @ Zn% Pb%
Fault zones
Base of moderate weathering
0
100m
PT. DAIRI PRIMA MINERAL
DAIRI PROJECT - SUMATRA
SOPOKOMIL PROSPECT
ANJING HITAM SECTOR
CROSS SECTION 9700N

GOLD

MELUAK GOLD PROJECT


MEDAN
MELUAK
INDONESIA
SUMATRA

Herald 26% via Corona Gold Ltd

EXPLORATION

Low-key work resumed during October and continued through late December. The work included further gridding, soil sampling and mapping, and Herald's Exploration Manager was able to visit the area twice with the support of the local Regency authorities.

The work has more or less defined the extent of the Gajah Mas (Golden Elephant) anomaly in the east of the Siongal Ongal gridded area. The Gajah Mas has a western section of about 1200m x 200m and an eastern main section of about 750m x 750m as defined by the gold soil anomaly and bounding occurrences of Mesoizoic granitoids and recent volcanics. Outcrop is limited but occurrences of very large silica-pyrite boulders are observed in places. Chip samples of these have variable gold assay values and can be only weakly anomalous in places – especially where there is lower order soil anomalism.

Several noteworthy exposures in creeks appear to indicate that the style of the deposits is as hydrothermal diatreme breccias with very erratic, but generally altered, mineralised clasts to >10m diameter in a clay pyrite matrix of varying proportion. Interestingly, virtually all material in these exposures is altered to a greater or lesser degree but the gold content is quite variable. The chip sampling of silica-pyrite float, which has been the only medium available, may not be reflective of the bulk in situ grade which will not become apparent until initial drilling is carried out.

Mineragraphic examination of type mineralisation confirms that the specimens submitted were likely of dacitic volcanic origin but pervasively replaced by an advanced argillic assemblage of fine grained quartz and prominent alunite with significant pyrite and traces of arsenopyrite and a possible telluride. The high-sulphidation nature of the mineralising system is also confirmed.

Reconnaissance is continuing, and, subject to security status, a ground IP/resistivity survey is to be carried out during the March quarter. This will be followed by a program of RC and diamond drilling using a track mounted multi-purpose rig, again subject to security status. Some preliminary metallurgical testwork will also be carried out.

GOLD


Rocks - ppm Au
-0.01 to 0.1
0.1 to 0.25
0.25 to 0.5
0.5 to 1
1 to 3
3 to 10
10 to 15.21
Soils - ppb Au
JAG MINING CORPORATION (L) LTD
CORONA GOLD LTD
MELUAK PROJECT
KABUPATEN GAYO LUES
SIONGAL ONGAL PROSPECT
GOLD GEOCHEMISTRY
SIONGAL ONGAL
TELENGAT
GAJAH NAS
KAMPUNG TELENGAT
KAMPUNG MERPUNGE
KAMPUNG JEREH
KAMPUNG SIONGAL ONGAL
Road
Lawe Alas
344500
345000
345500
346000
346500
347000
347500
416500
416000
415500
415000
414500
414000
0m
500m
1000m
N

GOLD

COOLGARDIE JOINT VENTURE


WESTERN
AUSTRALIA
COOLGARDIE

Herald	50%
MPI Mines Ltd (Manager)	25%
Pittston Mineral Ventures	25%

GOLD PRODUCTION	2003 DECEMBER QUARTER	2003 SEPTEMBER QUARTER
CJV Ore Mined	**136,840 tonnes**	78,771 tonnes
Grade	**3.2 g/t**	5.3 g/t
CJV Ore Milled	**216,745 tonnes**	130,374 tonnes
Grade	**3.2 g/t**	2.5 g/t
Recovery	**93.6%**	92.3%
Gold Production	**20,448ozs**	9,681ozs

REVENUE & COSTS

Herald delivered all of its share production into forward sale contracts at $600 per ounce. In addition Herald received revenues from toll milling of customer ore, and payment from its joint venture partners for production from open-pit ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

	2003 December Quarter A$/oz	2003 September Quarter A$/oz
Total Cash Costs	$422	$558
Total Production Costs	$571	$694

Stoping continued as planned in the Empress underground mine and open cut production from the Lindsay's open pit resumed in October. Open pit operations commenced in the Greenfields open pit.

Mill throughput was at target levels and included 69,457 tonnes of toll milling ore for a total of 286,202 tonnes. Significantly higher JV gold production in the quarter resulted in a fall in cash cost to $422 per ounce.

GOLD

EXPLORATION

Empress Underground

Results received during the quarter are shown in the table below.

Hole No.	Northing m	RL m	Interval m	Grade g/t Au	Lode
ED198	9352	47	0.99	5.78	East
	9360	37	10.07	3.66	Granodiorite
ED199	9408	117	2.35	4.21	East
ED207	9283	136	1.64	6.64	Eat
	9289	131	1.58	10.53	West
ED208	9277	131	5.93	7.61	West
ED209	9249	100	0.29	19.8	Contact

Drill testing of depth extensions of the lodes at Empress is scheduled to commence during the current quarter.

Regional

No drilling was undertaken in the quarter. Surface drill testing of Big Blow, Little Blow, Perseverance and Iron Duke prospects is scheduled for the current quarter.

N.B. The above information is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Gold Project.

GOLD

SANDSTONE GOLD PROJECT EXPLORATION

Herald 37% diluting


WESTERN
AUSTRALIA
SANDSTONE

Troy Resources NL are fully funding the current exploration programme as Herald is diluting its interest in the Sandstone JV. Significant drill results are presented in Appendix 2.

Exploration work consisted of reconnaissance RAB drilling programmes on the Dairy Bore, Edale and Lightning Well projects.

DAIRY BORE

A total of 54 RAB holes for 3,609m were completed on the Dairy Bore project. A number of low grade intercepts appear to be coincident with north-south faulting within dolerite and basalt host rocks. The best intersections were:

TAR 505	5m @ 2.25g/t Au from 40-45m
TVR1718	5m @ 0.71g/t Au from 65-70m

EDALE

In total, 55 RAB holes for 1,783m and 23 aircore holes for 1,836m were completed on the Edale project. Drilling continued along strike from the Musketeer North prospect and encountered widespread low grade mineralisation.. Some of the better intersections were:

TAC327	5m @ 1.28g/t Au from 75-80m	Musketeer
TAC324	5m @ 0.85g/t Au from 35-40m	

LIGHTNING WELL

Nine reconnaissance RAB holes for 597m were drilled along the southern portion of the Musketeer structural corridor to test several aeromagnetic targets. No anomalous drill intersections were returned.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.

GOLD

MONTAGUE GOLD PROJECT
Herald 15%, free carried

Airport (M 57/98, M57/99)


WESTERN
AUSTRALIA
MONTAGUE
CRATER
PERTH

RC and RAB drilling continued along the Airport Trend at the Rosie North and S Bend prospects. Significant drill results are presented in Appendix 3.

RC Drilling at Rosie North targeted shallow oxide material intersected in earlier RAB drilling over a 200m long zone. Assay results are awaited.

At S Bend, located 500m north along strike from Rosie North, RAB drilling (11 holes for 497m) has intersected significant gold mineralisation in 3 traverses which were completed to follow up on previous intersections. The gold mineralisation is associated with the basalt/granodiorite contact and is hosted by pyritic quartz veining. The best intersections obtained were:

GRB1975	5m @ 13.15g/t Au (30-35m)
	5m @ 2.40g/t Au (35-40m)

At the Thicket prospect, 3 RAB holes for 119m were drilled to follow up on previous anomalous RAB results. No significant results were obtained.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
Herald 20%, free carried

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

OTHER PROJECTS

BALFOUR, WILSON RIVER (TAS), SPRINGFIELD, MT DAVID (NSW), & KINTORE (WA) PROJECTS

Herald's interests in these projects have been sold to wholly owned entity Jaguar Minerals Limited, subject to this Company successfully conducting an IPO and listing on the ASX.

Preparation of the Jaguar prospectus is well underway, and the Company will report further in due course on the progress of the IPO, in which it is envisaged that Herald shareholders will have a priority right to subscribe for shares in Jaguar Minerals Ltd.

CORPORATE

GOLD PRICE PROTECTION/INCOME GENERATION

At 30 December 2003, the Herald Group held the following positions:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Fixed forwards	36,654		$601	Jan 04 – Feb 05
Call options sold		25,000	$600	Mar 05 – Mar 06
Call options sold		10,000	$650	June 06
TOTAL:	36,654	35,000		

CASH RESERVES

At 31 December 2003, Herald Resources Ltd held cash deposits of $3.9M.

CONVERTIBLE FUNDING FACILITY

Herald has accepted an offer of finance from Macquarie Bank Ltd to provide funds for the completion of the Bankable Feasibility Study (in progress) on the high-grade Dairi zinc-lead project, where reserves presently stand at 6.3mt @ 23% zinc equivalent.

The finance facility is for a total of $3M, and is repayable (to the extent that it has not been repaid or converted into ordinary fully paid shares as detailed below) by the end of 2006. Herald has not yet made any drawdowns under the facility.

Under the facility, Macquarie will have the right for 3 years from the drawdown date to apply for up to $3M of ordinary Herald shares at a price of $0.93 per share. In that event, any proceeds received by Herald will be applied first against any outstanding facility amount.

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

GOLD

APPENDIX 1
SANDSTONE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Sandstone JV Significant Aircore/RAB Intersections (>0.5 g/t Au)								
Hole ID	**AMG East**	**AMG North**	**Dip/ Azimuth**	**Depth (m)**	**From (m)**	**To (m)**	**Length (m)**	**Grade g/t**
Dairy Bore								
TVR1718	723610	6895774	-90	71	65	70	5*	0.71
					66	67	1	1.02
					67	68	1	1.15
TVR1723	722393	6895397	-90	65	53	54	1	1.41
					54	55	1	0.94
					55	56	1	2.95
TAR505	723454	6895403	-60/090	105	40	45	5*	2.25
TAR510	723624	6895774	-60/090	83	60	65	5*	0.50
Edale								
TAC318	733494	6891859	-60/090	10	6	7	1	1.54
					7	8	1	1.37
TAC324	732462	6891301	-60/090	71	35	40	5*	0.85
TAC327	732351	6890812	-60/090	86	75	80	5*	1.28

* 5m composite

Data as supplied by Troy Resources NL

GOLD

APPENDIX 2
MONTAGUE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV RAB Drilling							
Hole ID	**AMG East**	**AMG North**	**Dip/ Azimuth**	**From (m)**	**To (m)**	**Width (m)**	**Grade g/t**
Airport S Bend							
GRB1975	757700	6965125	-60/270	30	35	5	13.15
				35	40	5	2.40
GRB1978	751050	6965075	-60/270	22	27	5	0.44
GRB1979	751100	6965075	-60/270	25	35	10	0.40
GRB1938	751350	6965075	-60/270	27	32	5	0.62

Composite 5m samples

Data as supplied by Gateway Mining NL

MINING TENEMENTS

APPENDIX 3
CHANGES IN INTERESTS IN MINING TENEMENTS

Project Name	Tenement Reference	Nature of Interest	Interest or right to Earn at beginning of quarter	Interest or right to Earn at beginning of quarter
Balfour	EL 4/2002	Option to purchase	0%	Right to acquire 95%
Wilson River	EL 23/2003	Option to purchase	0%	Right to acquire 100%

CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM

COMPANY SECRETARY
M P Wright

EXECUTIVES
Exploration Manager (International)
T W Middleton MSMM&E, MAusIMM

Acting Exploration Manager (Australia)
B L Kirkpatrick, BSc, MAusIMM, MAIG

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

SHARE CAPITAL
60.0m shares
0.5M options

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au